Exhibit 99.35

KASOWITZ, BENSON, TORRES & FRIEDMAN LLP

1633 BROADWAY

NEW YORK, NEW YORK 10019-6799

	212-506-1700	ATLANTA
ANDREW K. GLENN		HOUSTON
212-506-1747	FACSIMILE: 213-506-1800	NEWARK

June 6, 2007

By Fedex and E-Mail

Board of Directors of Bally Total Fitness Holding Corporation

8700 West Bryn Mawr Avenue

Chicago, Illinois 60631

Re:	Proposed Pre-Packaged Plan of Reorganization

Dear Members of the Board:

We represent Liberation Investments, L.P. and Liberation Investments, Ltd. (collectively, “Liberation”), which together own 11% of the common stock issued by Bally Total Fitness Holding Corporation (“Bally” or the “Company”). My clients were astonished to read the press release issued by Bally last week disclosing that the Company’s Board of Directors (the “Board”) approved a draconian pre-packaged bankruptcy plan canceling all existing equity interests. We also understand that the proposed pre-packaged plan would deliver all of the reorganized equity to the Company’s bondholders.

By approving this restructuring, the Board, management and those interests who now clearly control the Company have abandoned their fiduciary duties to shareholders. The Board’s flawed process led to this regrettable result. First, we understand that the largest holder of Bally’s subordinated debt, Tennenbaum Capital Partners (which proposed the pre-packaged plan) hurriedly sold all of its Bally stock while negotiating with the Company in February of 2007. It turns out that this is more than a coincidence. We have been informed that it was the Company’s own financial advisor, Jefferies & Company, that handled Tennenbaum’s sale. Second, while negotiations with Tennenbaum and other creditors hastily proceeded, the Board apparently ignored viable alternatives, including sales of the Company’s assets on a market-by-market basis. Third, we understand that the Board announced the pre-packaged plan while at least one party had signed a confidentiality agreement with the Company to propose an alternative transaction. Finally, Jefferies failed to return numerous calls from my clients to discuss options to maximize value for the benefit of all shareholders.

The Board appears to be more interested in expediting a restructuring demanded by creditors rather than maximizing value consistent with its fiduciary duties. In Friday’s 8-K filing, the Board (or perhaps more accurately, Tennenbaum and other creditors) awarded management bonuses based on how quickly management can execute the Tennenbaum-designed restructuring rather than on the value that the restructuring creates for stakeholders. Adding insult to injury, the bonus agreements state that the bonuses somehow are “in the best interests of Bally and its shareholders” and that management should consummate the pre-packaged plan “as soon as

KASOWITZ, BENSON, TORRES & FRIEDMAN LLP

possible.” The cynicism of these statements is stunning. The central concept — that it is in the shareholders’ best interests to be wiped out, and that they should pay for the privilege of losing their equity — is so facially ridiculous that it betrays an utter contempt of the shareholders. Indeed, that statement alone demonstrates that the powers that now control the Company not only refuse to protect the shareholders but treat their interests as being little more than a joke. The Board may not ignore its fiduciary duties just because it is expedient to do so, and the proposed pre-packaged plan clearly is not in the interest of shareholders.

My clients believe that there is significant value for shareholders that the Board has decided to gift to creditors in the pre-packaged plan. Among other things, the Company’s subordinated notes — allegedly the impaired creditor class — actually traded up after the announcement of the pre-packaged plan and now trade close to par. As Tennenbaum well knows — but the Board refuses to officially recognize — the Company is at the trough of an operational restructuring cycle required by poor management decisions in prior years.1 We also believe that, if properly managed, the Company will realize significantly higher cash EBITDA performance than that recently achieved. The Board has decided to give all of this upside to creditors rather than to conduct a fair restructuring that would give shareholders an appropriate recovery based on the probability of a turnaround.

Because the Board appears to lack any meaningful interest in protecting shareholders and there are several Board vacancies, we demand that Manny Pearlman and Gregg Frankel of Liberation be appointed as directors immediately. Mr. Pearlman has over 16 years of experience as both a consultant and an investor in Bally — significantly more than all members of the Board combined. Together with Mr. Frankel, President of Liberation Investment Group, they can certainly offer significant value to the Company with a keen interest in maximizing shareholder value. We also demand that Liberation and its representatives be afforded immediate access to all of the Company’s books and records relating to the pre-packaged plan, other restructuring alternatives considered or proposed, the management bonuses discussed above and all communications relating to these matters so that Liberation can evaluate business and litigation options available to shareholders. If you do not consent, we reserve the right to seek relief pursuant to Section 220 of the D.G.C.L. and Bankruptcy Rule 2004. In any event, the Company and its agents and advisors must retain and not destroy or discard all such documents pending the substantial litigation that inevitably will ensue if the Company proceeds with the proposed pre-packaged plan.

My clients are prepared to vindicate their rights both in and out of bankruptcy court. We also are ready, able and willing to negotiate a consensual resolution of this matter. We hope that the Board will choose the latter course.

Nothing herein is a waiver of my client’s rights and remedies, all of which are hereby reserved.

Very truly yours,

Andrew K. Glenn

[1]	It is unclear how the proposed pre-packaged plan treats litigation claims related to the gross mismanagement of the Company.